Verrill Dana LLP

Attorneys at Law

GREGORY S. FRYER
gfryer@verrilldana.com
direct dial: 207-253-4402

ONE PORTLAND SQUARE
PORTLAND, MAINE 04112-0586
207-774-4000 • FAX 207-774-7499

August 12, 2010



VIA FED EX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> Re: Biddeford and Saco Water Company
>   Offering Statement on Form 1-A
>   File No. 024-1021

Ladies and Gentlemen:

On behalf of Biddeford and Saco Water Company (the "Company"), we submit this response to the comment letter of the staff of the Securities and Exchange Commission dated June 23, 2010, regarding the Company's offering statement on Form 1-A, filed May 28, 2010. Enclosed with this letter are eight copies of Amendment No. 1 to the offering statement, including three that (except for the offering circular, as noted below) are marked to show revisions to the initial filing.

Set forth below are the enumerated comments in your letter, with our responses to each.

<u>General Comments</u>

1.   We note your assertion that your existing investors have preemption rights under Maine law and the May 28, 2010 letter, filed as exhibit 15.1, informing your existing investors of such rights and providing them a means of making a preemptive rights election. With a view to disclosure, please advise us:

a.   of the specific provisions, either in your charter or state law providing for the preemptive rights and the exact nature of the requirements;

The Company was incorporated in 1881. Its shareholders have preemptive rights by virtue of a statute enacted in Maine in 1939. That statute was revised over the years and, as most recently amended, used to read in relevant part as follows:

> "Whenever the outstanding capital stock of any corporation is increased by an issue of additional shares having a right to vote, all stockholders having a right to vote at the time of the issue of any such shares shall enjoy a preemptive right at such time to subscribe thereto, unless such right shall be negatived by some statute applicable thereto, by the charter or bylaws of the corporation or by the provisions of a plan of reorganization of any corporation at any time..." *Title 13 M.R.S.A. § 201.*

Title 13 was repealed with the enactment of the Maine Business Corporation Act in 1971. However, a grandfathering clause in the repealing statute stated that nothing in the new Act should detract or take away the preemptive rights pertaining to any shares of a corporation that

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Portland • Augusta • Boston • Hartford • Washington, D.C.

were issued and outstanding on the effective date of the new Act. *Title 13-A M.R.S.A. § 623(11).* Similar grandfathering language was included when the Maine Business Corporation Act was substantially rewritten effective in 2003. *Title 13-C M.R.S.A. § 641(4).*

Neither the Company's Articles of Incorporation nor its Bylaws contain any provision negativing or further defining the preemptive rights imposed by statute in 1939. The Company construes these rights to be similar in scope to the "default" preemptive rights set out in the current Maine Business Corporation Act where the corporation's articles of incorporation provide for preemptive rights but do not further elaborate. In such a case:

> "The shareholders of the corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them." *Title 13-C M.R.S.A. § 641(3).*

In considering the present offering, the Company's Board of Directors granted management the authority to determine procedures by which the Company would comply with the statutorily granted preemptive rights. After consultation with counsel, Company management determined to allow shareholders a period of 40 days in which to give notice preserving preemptive rights, computed from the date of a letter providing notice of preemptive rights under Maine law. That notice was mailed on May 28, 2010, and the 40-day period ran through July 7, 2010.

Because the contemplated size of the offering equaled 30% of the number of shares already outstanding, the Preemptive Rights Election form allowed a shareholder to preserve his or her preemptive rights for "up to 30% of the number of shares he or she now owns."

b. how the preemptive rights operate under state securities laws;

The Company mailed the May 28, 2010 notice to all existing shareholders. The mailing was made with assistance from Broadridge Financial Solutions, Inc., using procedures equivalent to those used for mailing the 2010 annual meeting notice to shareholders. Attached as Exhibit A hereto is a list of states into which the notice was mailed (based on residence information of record holders and, where known to the Company, of beneficial owners).

Because the issuer is a Maine-regulated public utility, common stock of Biddeford and Saco Water Company is an "exempt security" under the securities statutes of many states (including those of Maine where the Company and a large portion of its shareholders are located). Additionally, the securities statutes of many states provide a transaction exemption for offerings by an issuer to its own security holders. The attached exhibit shows, for each listed state, the primary exemption on which this issuer intends to rely. To the Company's knowledge, a securities registration exemption is available in each of the listed states.

On the basis of current information and the Preemptive Rights Election forms received, the Company believes it will not be required to register the offering in any state, but is prepared to do so if need be.

The Company also needs to address, for each state, the question of whether the persons offering the securities must be licensed in that state. The securities statutes of most states contain licensing exemptions or exclusions for bona fide officers who handle the offers in the particular state without receiving special compensation. The Company intends to rely on those exemptions and exclusions. In the event that a shareholder who exercises preemptive rights resides in a given state for which no such exemption or exclusion is available, the Company may be required to seek a license (or a waiver) in that state, and is prepared to do so if need be. Exhibit A hereto shows the licensing exemptions or exclusions being relied upon in the listed states.

The Company is still considering using a licensed broker-dealer to offer securities in selected states (most likely limited to prospective investors who are not existing security holders). In that case, the offering activities by the broker-dealer would be limited to those states for which a "public utilities" securities exemption is available and for which the broker-dealer and relevant registered representatives are duly licensed.

c. how you determined who has preemption rights and the record date for establishing the investors with the preemptive rights;

Where relevant, the Company is treating the mailing date of the preemptive rights notice (May 28, 2010) as the record date for determining shareholders entitled to exercise preemptive rights. The Company and Broadridge made the May 28, 2010 mailing on the basis of the same April 29, 2010 shareholder data used for mailing notices of the recent Annual Meeting of Shareholders. The Company's stock is very thinly traded, and the Company is aware of no trades affecting stock ownership between April 29, 2010 and May 28,2010. During that period, there were no requested stock transfers of record, and no reported trades of Company common stock on the relevant over-the-counter market (Pink Sheets).

The Preemptive Rights Election forms received back from shareholders covered only about half of the 31,000 shares to be offered through the Form 1-A offering statement. Thus, a shareholder's failure (for whatever reason) to meet the 40-day deadline for preserving preemptive rights would not preclude him or her from having an opportunity to purchase offered shares once the Company begins to distribute copies of its offering circular.

d. how you considered Rule 251(d)(1) and Rule 255 in connection with this letter to your existing investors;

The Company considers the May 28, 2010 mailing to be notice of applicable corporate law rights, and not a written offer of securities within the meaning of Rules 251(d)(1) and Rule 255. The mailing made it clear that (i) returning the Preemptive Rights Election form would merely preserve the shareholder's statutory preemptive right, and would not constitute any sort of commitment to purchase securities, (ii) the terms of the offering had not yet been finalized, (iii) no offering circular was then being made available, nor any form of subscription agreement, and (iv) a shareholder who returned the election form could expect to receive a final offering circular and subscription agreement and then (and only then) could make a binding offer to purchase securities. As stated in the notice, "A binding offer to purchase can be made by you only by submitting a signed Subscription Agreement in the form provided with the final offering circular."

The Company acknowledges that, in general, the term "offer" is construed broadly for purposes of the Securities Act of 1933. In this specific context, however, the Company considers that its notice inviting shareholders to preserve statutory preemptive rights should not be construed as a "written offer" that would necessitate delivery of an offering circular under Rule 255. In the alternative, the Company considers the notice to be akin to, and technically to qualify as, "a written document . . . to determine whether there is any interest in a contemplated securities offering" within the meaning of Rule 254. The notice was consistent with various substantive requirements under Rule 254(b), although not the specific procedural requirements. We note, however, that the subsection (b) requirements (whether substantive or procedural) are "not a condition to" the exemption under Rule 254.

e.   whether an investor who provides the preemptive rights election may bind you to sell shares even if they are not bound to purchase, and if so, when you become legally bound to sell such shares;

By Maine statute, the Company may not "issue" new shares unless it first extends to its shareholders a "fair and reasonable opportunity" to "subscribe" to the offering and thereby "acquire proportional amounts of" the offered shares. The Company's contention is that the Company becomes bound to sell such shares to a preemptive rights holder only if and when both of the following conditions have been met: (i) the Company issues shares on these terms to at least one other person and (ii) the preemptive rights holder delivers to the Company a subscription agreement in suitable form in a timely manner. Returning the election form provided with the May 28, 2010 notice merely preserves the shareholder's preemptive right, and does not itself bind the Company to sell shares to that shareholder, or anyone else.

f.   depending on your response to e., how you considered Rule 251(d)(2); and

The Company does not plan to sell (or enter into any binding and unconditional commitment to sell) any shares pursuant to the subject offering until after its Form 1-A offering statement has been qualified. No shares will be sold to any particular subscriber unless and until a preliminary offering circular or final offering circular is furnished to the subscriber at least 48 hours prior to the mailing of the confirmation of sale to that person. The confirmation of sale will be accompanied by a final offering circular if the sale was made in reliance on a preliminary offering circular.

g.   any mechanisms in place to ensure that the preemption rights elections do not exceed the amount specified on your offering circular cover page.

As stated in its draft offering circular, the Company reserves the right to alter the size or terms of the offering. Exercises of preemptive rights cannot lead to oversubscription unless the Company sells significant shares outside of the preemptive rights (such as to existing shareholders who want to buy more than their pro rata share, or to investors who are not already shareholders of the Company). Even under those circumstances, the Company could increase the size of the offering as needed to exhaust exercises of pro rata preemptive rights.

The offering will be occurring after the July 7, 2010 deadline for preserving preemptive rights would expire before any shares were offered to outside parties. The Company therefore is already in a position to confirm that preemptive rights elections will not themselves require the Company to increase the offering size beyond the 31,000 shares identified in the May 28, 2010 notice of preemptive rights. (If the Company later decides to increase the size of offering or decrease the price of the offered shares, it will need to circulate a new preemptive rights notice and hold the offering open long enough to accommodate a new preemptive rights election period of reasonable duration.)

Part I – Notification

2.   Please provide the full name for each person, as required by Item 1 of Part I of Form 1-A.

Please see revised Item 1 of Part I of Form 1-A.

3.   Please reconcile the disclosure in this section regarding the issuer's officers with the disclosure on page 28.

The officers of the Company are Mr. Mansfield and Mr. Theriault, as identified in Item 1(b) of Part I of Form 1-A. The additional persons identified in Item 32 of the offering circular are key personnel, but not officers of the company.

4.   Please tell us what measures have been taken by the Company to comply with the disclosure in Item 1(e) of Part I.

The Company's President is personally familiar with many of the shareholders of the Company. The Company has no knowledge of any record or beneficial owner of 5% or more of any of the Company's stock, other than the parties identified in Items 1(d) and 1(e) of Part I. The Company also obtained and reviewed a "NOBO" list of its shareholders from early 2010, which is consistent with the disclosure provided in those Items.

5.   Please provide the business and residential address for Meredith McLaughlin, as required by Item 1 of Part I.

The only address that the Company has for Ms. McLaughlin is the address provided in Items 1(d) and 1(e) of Part I.

6.   We note your response to Item 1(i) of Part I indicating your intention to engage a registered broker-dealer as a selling agent. Please advise us as to the timing of engaging the broker-dealer, and update your disclosure throughout when you have done so. Also, please clarify your response to Item 7(b). We may have further comment.

The Company has been in discussions with two different firms that are potential candidates to serve as the selling agent. As noted above, if a broker-dealer is retained it is expected that its solicitation activities would be limited to persons other than existing security holders of the issuer. The Company may decide to commence the offering without a broker-dealer, and thus the revised offering circular assumes that no broker-dealer has been retained. If a broker-dealer is later engaged, the offering circular will be appropriately amended.

Item 4

7.   Please revise your response to Item 4(b) of Part I to address the jurisdictions in which you will make offers pursuant to the preemptive rights. Address, for each state, how your offers and sales will comply with relevant "blue sky" laws (i.e., through registration, exemption, etc.)

        Please see the response to Comment 1b, including the attached exhibit regarding state securities law exemptions on which the Company plans to rely.

Part II – Offering Circular

8.   We note your statement that you have provided the information required by Offering Circular Model A. Please provide the specific disclosure required by Model A to Form 1-A. Each question and any notes, but not any instructions thereto, shall be restated in their entirety. This would include headings such as "Cover Page" and parenthetical notes (See Questions 9 and 10) etc. We also note that some Items of Model A have not been included at all or have only been answered in part. Please substantially revise the offering circular to address each Question required by Model A. We may have additional comments.

        In response to your comment, we have reorganized the entire offering circular to match the organizational structure of Model A instead of the revised NASAA Form U-7. The resulting changes are so extensive that we have not attempted to blackline them.

Cover Page

9.   Please provide all of the cover page information requested by Offering Circular Model A in the order specified. We note, for example, that you have not indicated the states in which your offering has been registered.

        Please see the revised offering circular cover page.

10.   Please limit your cover page to a single page, if possible. See the Instructions to the Cover Page. Some of the disclosure provided on your cover may be relocated into a Summary section immediately following your table of contents, if appropriate.

        Please see the revised offering circular cover page, which is now limited to a single page.

11.   Revise your cover to indicate that the total proceeds if the minimum number of securities is sold will be zero.

        Please see the revised offering circular cover page.

Risk Factors, page 13

12.   Please revise your risk factor titled "Authorized rates of returns may be lower…" to address your currently authorized rate of return and any recent rate actions taken by the Maine Public Utilities Commission (MPUC) generally. In addition, discuss elsewhere in the offering circular the current rate environment and prospects for rate changes as they impact your business.

        Please see revised risk factor number 4. Please also see the discussions on rate setting in risk factor number 6, section 3(i), and section 48.

13.   On page 14 you indicate that approval from the MPUC must be obtained prior to the sale and issuance of any securities. Please advise us whether the MPUC has approved this offering. If not, undertake to provide us with confirmation that such approval has been obtained prior to requesting qualification.

The MPUC has approved the issuance and sale of up to 31,000 shares of common stock. Please see the revised offering circular, section 3(i).

Business and Properties, page 15

14.   Please revise this section to provide all of the information required by Question 3 of Model A.

Please see the revised offering circular, sections 3(a) and (b).

15.   Please rewrite to describe how the public fire protection charge rates are set. In addition, please file any agreements relating to the public fire protection as exhibits.

Please see the revised offering circular, section 3(d).

16.   Please revise to address the material terms of your mortgage bond indentures, including the amounts outstanding, due dates, interest rates, annual payment obligations and the impact that the indentures have on your business and plans. Finally, please file the indentures and related bond agreements as an exhibit. Similar disclosure should be provided elsewhere for your other outstanding borrowings under your credit facilities.

Please see the revised offering circular, section 3(b). The Company's mortgage bond indenture, as currently in effect, is filed with the revised Form 1-A as Exhibit 3.1.

17.   Please revise to provide a more detailed discussion of the main governmental regulations applicable to your business and address their impact on your operations and financial results. We note, for example, a reference to "capital reserve requirements: on page 18 without any corresponding discussion about what the actual requirements are or your compliance with such reserve levels. Similarly, your should address how rates are set and adjusted.

Please see the revised offering circular, section 3(i).

Use of Proceeds, page 20

18.   We note your statement that "[u]ltimately, the net amounts raised through this offering will help fund improvements to the Company's treatment and distribution systems." Please address your planned or required improvements, discuss the timelines and costs associated with the improvements and state whether they are required – by regulation – or otherwise. Address how you anticipate funding such improvements.

Please see the revised offering circular, section 9(a).

Capitalization, page 22

19.   Please revise to indicate that your "as adjusted" column assumes that the maximum number of shares are sold, and include a statement that your offering has no minimum and, accordingly, there is no assurance that any proceeds will be raised.

Please see the table and footnotes in section 13 of the offering circular.

20.   We note that long term debt of $8,863,545 presented here is not consistent with the disclosures presented in the financial statements of $8,749,620. Please revise or advise.

The long term debt figure of $8,863,545 reflects the noncurrent portion of the Company's bond debt, as well as capital leases and deferred salaries. The figure presented in the financial statements is the noncurrent portion of the bond debt only. We have added a footnote beneath the table in section 13 explaining the difference between the two figures.

Dilution, page 22

21.   Since you do not have a minimum, please present dilution information assuming various percentages of your offering are sold, such as 25%, 50% and 75%.

We have added the requested information to the revised offering circular, in section 8(a).

22.   Please explain why you used the market price to determine the total consideration paid by existing stockholders, rather than the total consideration the company received from the sale of shares outstanding before this offering.

In its prior draft offering circular, the Company was responding here to an item that read: "*In a table, compare the existing stockholders' percentage ownership in the Company and the consideration paid for that ownership with that of purchasers in this offering.*" The Company was organized 129 years ago, its most recent offering of common stock was 42 years ago, and its common stock has been traded in over-the-counter markets for at least the past several decades. The Company believes that historical offering prices would not present a useful measure of the "total consideration paid by existing stockholders" in response to that particular item. In any event, Model A does not contain this particular item, and this portion of the prior draft has been deleted.

23.   It appears that your presentation of net tangible book values per share both before and after the offering was calculated without adjusting for unamortized bond issuance expense of $131,237 and other deferred debits of $340,941. For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. Accordingly, please deduct unamortized bond issuance expense and other deferred debits in your revised computation of net tangible book values per share before and after the offering and revise the dilution disclosures as appropriate or tell us how your presentation is appropriate.

The deferred debits and deferred bond expenses were included in the presentation of net tangible book values because they relate to the tangible assets and are recoverable/allowable costs for rate making purposes, either through expense or eventual capitalization of a completed project. These amounts will be included in future rates, and therefore will be recovered in the year of amortization. We believe this to be customary within the industry and have added a footnote in the revised offering circular in section 7(a) explaining the presentation.

Management's Discussion and Analysis of Certain Relevant Factors, page 24

24.   Please revise to address your financial results, including a discussion of material trends, for each period covered by your financial statements in greater detail.

        Please see the revised offering circular, section 48.

25.   Please revise the disclosure, here and throughout, to address, in greater detail, your current and near term capital requirements and spending needs – broken out by major project/requirement, existing current and near term loan and debt obligation and borrowing capacity, and your ability to meet these obligations in the event that a nominal amount of proceeds is raised in this offering. Address your current ratio for the most recent period. In this regard we note your May 28, 2010 letter referenced the "need to raise significant capital over the coming years."

        Please see the revised offering circular, particularly risk factor 10 and sections 9(a), 10(b), and 48.

Description of Securities Offered, page 25

26.   Please describe the dividend restrictions associated with your mortgage bond indentures in greater detail.

        Please see the revised offering circular, section 19.

Compensation, page 32

27.   Please revise to address the amounts owed to Mr. Mansfield under your non-qualified deferred compensation plan at year-end.

        Please see the revised offering circular, section 40(b).

Outstanding Securities, page 35

28.   We note that you pay dividends and have recently reduced your dividend rate. Please revise to address your ability and intention to maintain your dividend both generally and at current levels specifically. Address whether you will or may need to further reduce your dividend. Address the specific statutory limitations placed on the payment of dividends.

        Please see the revised offering circular, section 28.

Financial Statements

General

29.   The financial statements should be updated, if necessary, to comply with Form 1-A, Part F/S.

        The offering circular has been revised to include interim financial statements (unaudited) as of, and for the five-month periods ending, May 31, 2010 and 2009.

30.   Please file as an exhibit a currently dated consent of the independent accountant in any
        amendment.

This consent is filed with the revised Form 1-A as Exhibit 10.1.

Balance Sheet, page 43 and Note 3- Long Term Debt, page 32

31.   We note you have presented unadvanced bond proceeds of $880,540 and $888,785 as of
        December 31, 2009 and 2008, respectively, relating to the bond proceeds yet to be received. Tell
        us the basis for presenting the bond proceeds yet to be received as liabilities, how this
        presentation complies with GAAP and provide the specific accounting literature that supports this
        presentation. We may have further comments upon review of your response.

The Company is liable for the proceeds of the Series P bonds payable. As of December 31, 2009
and 2008, not all of the proceeds from those bonds had been advanced to the Company, and were
being held in an escrow account until pending use of those funds. The escrow accounts are
reported as unadvanced bond proceeds in the current assets section of the balance sheet. Since
the Company is liable for the entire bond proceeds and unadvanced proceeds cannot be used to
repay the bond amounts, there is no right of offset, and thus separate presentation of both the
asset and the liability is considered necessary under ASC 210-20-05.

Statements of Income, page 45 and Note 6- Income taxes, page 54

32.   We note you have allocated income taxes between operating expenses and non-operating
        expense. Tell us the basis for your presentation and provide the specific accounting literature that
        supports this allocation and presentation.

Because the Company is a rate-regulated entity, its financial statements to some extent record
revenues and expenses in a manner different than those of enterprises that are not rate regulated.

Under ASC 980-10, allowable costs include all costs for which tariffed rates are intended to
provide recovery, which costs can be actual or estimated. The Company is allowed to recover
taxes related to the regulated portion of its operations, and is not allowed recovery of other
income taxes. With regard to income taxes, the Company determines the taxes arising from its
overall operations (whether regulated and non- regulated), and then allocates to the non-operating
portion of the income statement the portion estimated to arise from the non-regulated services. In
this way, the Company segregates allowable costs from other expenses that cannot be recovered
in tariffed rates.

The Maine Public Utilities Commission requires the use of a uniform system of accounts for
water utilities in Chapter 610 of its regulations. The allocation of income taxes in the Company's
financial statements follows the guidance of this regulation, and thus the presentation conforms to
the requirements of ASC 980-10.

Notes to Financial Statements, page 48

33.   Please revise to include disclosures regarding the impact that recently-issued but not effective accounting standards will have on your financial position and results of operations. Refer to SAB Topic 11M. If all recently-issued but not effective accounting standards are not expected to have a material effect upon your financial statements, you may make an aggregate assessment to that effect in a note instead of addressing each standard individually.

In connection with the preparation of its year-end financial statements, the Company made an assessment of all ASU pronouncements that became effective in 2009 (through ASU 2010-11) and found nothing that is expected to have a material impact on the financial position or results of operations of the Company. Please see new "Recently Issued Accounting Standards" in Note 1 to the Company's year-end financial statements.

34.   Please revise to describe your revenue-producing activities and the related revenue recognition policies followed. Please ensure your revised revenue recognition policy discloses how *each* of the four criteria of SAB 104 specifically applies to *each* of your revenue streams. In addition, to enhance the investor's understanding of your business, please describe the basis for determining the rates charged to customers, the process of setting rates, approval and regulation by the regulatory agencies.

Please see new "Revenue Recognition" in Note 1 to the Company's year-end financial statements. The rate setting process is further described to investors in section 3(i) of the offering circular, and other references to rate regulation and associated risks appear in sections 2, 3(d), 3(i), 4(b), and 48 thereof.

35.   Please revise to disclose the nature and amounts of any allowance for earnings on shareholders' investment capitalized for rate-making purposes but not capitalized for financial reporting in accordance with ASC 980-340-50-3.

The circumstances addressed by this comment are not applicable to the Company.

36.   It is not clear whether all your regulatory assets are earning a return. If recovery of major costs is provided without a return on investment during the recovery period, please revise to disclose the remaining amounts of such assets and the remaining recovery period applicable to them. Refer to ASC 980-340-50-1.

The circumstances addressed by this comment are not applicable to the Company.

Water Utility Plant, page 49

37.   Please revise to disclose your accounting policy regarding planned maintenance, maintenance, repairs, removals, betterments and retirements (including gains or losses).

Please see "Regulatory Accounting" and "Water Utility Plant" in Note 1 to the Company's year-end financial statements.

38.   To enhance the investor's understanding of your business, please revise to disclose for the periods presented the components and their related amounts comprising water utility plants and their respective depreciation rates. In addition, disclose the amounts of water utility plants added and disposed during the periods presented.

Please see new Note 3 "Water Utility Plant" to the Company's year-end financial statements.

Other Deferred Debits, page 49

39.   Please revise to disclose the details of the deferred debits and indicate the periods over which they will be recognized as expenses.

Please see new Note 4 "Other Deferred Debits" in the Company's year-end financial statements.

Allowance for Funds used during Construction, page 50

40.   We note your capitalize as AFUDC financing costs related to portions of construction work in progress based on your weighted cost of capital rates. Please revise to disclose for the years ended December 31, 2009 and 2008 the weighted cost of capital (including outstanding debt and cost of equity) used to compute AFUDC. Refer to ASC 980-835-25-1 for further guidance.

Please see revised "Allowance for Funds Used During Construction (AFUDC)" in Note 1 to the Company's year-end financial statements.

Part III Exhibits

41.   We note that you have yet to file numerous exhibits, including your Form of Subscription Agreement, and Legality Opinion. Please note that we review, and frequently comment upon, these exhibits. Please allow us sufficient time to do so.

The Form of Subscription Agreement and Legality Opinion are filed with the revised Form 1-A as Exhibits 4.1 and 11.1.

42.   Please include your December 9, 2009 Rule 254 letter as an exhibit. See Item 2(13) of Part III of Form 1-A.

The December 9, 2009 Rule 254 letter is filed with the revised Form 1-A as Exhibit 13.1.

43.   Please file Mr. Mansfield's employment agreement. Also, please file any other management contracts or compensatory plans as exhibits. See Item 2(6)(c) of Part III to Form 1-A.

Mr. Mansfield's employment agreement and the Company's Deferred Compensation Plan is filed with the revised Form 1-A as Exhibits 6.1 and 6.2. The Company does not have any other management contracts or compensatory plans.

44.   Please file your Articles of Incorporation and By-laws as presently in effect. In this respect it was unclear whether these documents had ever been amended and restated.

The Company's Articles of Incorporation and Bylaws as presently in effect are filed with the revised Form 1-A as Exhibits 2.1 and 2.2. Neither instrument has been amended and restated.

Signatures

45.   Please include the signature of the Chief Executive Officer and Chief Financial Officer.

The Form 1-A signatures page has been clarified in this respect.

46.   We note that Mr. Mansfield has signed as attorney in fact on behalf of the other directors. Please file a document evidencing his authority to sign your offering statement on their behalf.

We filed original Powers of Attorney for Messrs. Briggs, Morel, and Sherman with our May 28 filing. An original Power of Attorney for one additional director, Mr. Hull, is enclosed herewith.

* * *

Please do not hesitate to contact me at this office with any questions or comments you may have regarding the enclosed filing or related matters.

Respectfully submitted,



Gregory S. Fryer

GSF/dlm

Enclosures:
    Form 1-A (eight copies, including one original)
    Power of Attorney (for Mr. Hull)

cc: Mr. C.S. Mansfield, Jr., Biddeford and Saco Water Company
       Margaret C. Callaghan, Esq., Verrill Dana, LLP